Exhibit 99.3

KEEGAN RESOURCES INC.
Computershare
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1
www.computershare.com
Security Class Holder
Account Number
Form of Proxy - Special Meeting to be held on February 19, 2013
This Form of Proxy is solicited by and on behalf of Management.
Notes to proxy
1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.
3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.
Proxies submitted must be received by 4:30 PM (Pacific Time) on Friday, February 15, 2013.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone, fax, or the Internet, DO NOT mail back this proxy. » Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now Complete, sign and date the reverse hereof. Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call. Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail, fax, or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the three voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 00XSDB Appointment of Proxyholder /We, being holder(s) of Keegan Resources Inc. (the "Company") hereby appoint(s): Shawn Wallace, Chairman of the Company, or failing him, Greg McCunn, Chief Financial Officer of the Company, Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting. as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of shareholders of the Company to be held at Royal Center, Suite 1500, 1055 West Georgia Street, Vancouver, B.C., on February 19, 2013 at 4:30 PM (Pacific Time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. Keegan Arrangement Resolution To approve, with or without variation, a special resolution, the full text of which is set forth in Appendix B to the accompanying joint Management Information Circular of the Company and PMI Gold Corporation ("PMI") dated January 17, 2013 (the "Information Circular"), to approve: (i) the issuance, or reservation for issuance, as the case may be, by the Company, pursuant to the arrangement agreement dated December 5, 2012 between PMI and the Company (the "Arrangement Agreement"), of 89,767,038 common shares of the Company, representing 105.57% of the total issued and outstanding shares of the Company as at the date of the Information Circular and being the number common shares of the Company necessary to give effect to the Arrangement (as defined in the Arrangement Agreement); (ii) the adoption of new articles of the Company, the full text of which is set forth in Appendix M to the Information Circular; and (iii) effective as of the Effective Time (as defined in the Arrangement Agreement) or as soon as possible thereafter, the change of name of the Company from "Keegan Resources Inc.”,." to "Asanko Gold Inc all as more particularly described in the Information Circular.

2. Keegan Share Option Plan Resolution To approve, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix B to the Information Circular, to approve the adoption of a new share option plan of the Company, the full text of which is set forth in Appendix K to the Information Circular, all as more particularly described in the Information Circular. The foregoing resolution will only be effective, and will not be implemented, unless the Keegan Arrangement Resolution set forth above, the full text of which is set forth in Appendix B to the Information Circular, is approved. For Against3. Keegan Performance Rights Plan Resolution To approve, with or without variation, an ordinary resolution, the full text of which is set forth in Appendix B to the Information Circular, to approve the adoption of a performance rights plan of the Company, the full text of which is set forth in Appendix L to the Information Circular, all as more particularly described in the Information Circular. The foregoing resolution will only be effective, and will not be implemented, unless the Keegan Arrangement Resolution set forth above, the full text of which is set forth in Appendix B to the Information Circular, is approved. Authorized Signature(s) - This section must be completed for your instructions to be executed. Signature(s) Date I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. 00XSEF 045703 A R 0 KRHQ+